
WOODSIDE

18 January 2006


06010520

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Comments regarding Mauritania media speculation, lodged with the Australian Stock Exchange on 18 January 2006.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.



Rebecca Sims
Compliance Officer

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)


WOODSIDE

WEDNESDAY, 18 JANUARY 2006
11:30AM (WST)

MEDIA
ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

COMMENTS REGARDING MAURITANIA MEDIA SPECULATION

Woodside Petroleum Ltd. is aware of media speculation about the reported detention of Mauritania's former minister for energy and petroleum in connection with agreements signed with foreign companies.

Woodside's wholly-owned subsidiary, Woodside Mauritania Pty. Ltd., as operator of several local production sharing contracts (PSCs) is continuously and routinely engaged in discussions with the Mauritanian Government on behalf of its joint venture participants. Such discussions are common in the oil and gas industry as joint ventures move from early stage exploration to production and often involve amendments and clarifications to PSCs.

Amendments and clarifications to Woodside-operated PSCs were negotiated with the former minister and his department and approved by the Mauritanian Government and the Mauritanian Parliament before becoming law in 2005.

Woodside is operator of the Chinguetti Project, which remains on schedule to produce first oil in February 2006. Other exploration and development activities are also unaffected.